April 1, 2005

United States Securities and Exchange Commission
Attention: Robert F. Burnett, Staff Accountant
Washington, DC 20549

Re:	The Boston Beer Company, Inc.
Report on Form 8-K
File No. 001-14092

Dear Mr. Burnett:

This is in response to your letter of March 22, 2005 (received by us by fax on March 23, 2005) furnishing comments on the Form 8-K filed by The Boston Beer Company, Inc. (the "Company") on March 16, 2005.

Comment:

1.

We do not believe the statement that you voted to terminate Deloitte & Touche satisfies the requirement of Item 304(a)(1)(i) of Regulation S-K. Please revise to state you dismissed Deloitte & Touche, if true. Also, please revise the first paragraph to state the date you notified Deloitte & Touche of their dismissal.

The Company dismissed Deloitte & Touche. We believe the term "terminated the engagement of" means the same as the term "dismissed." Nevertheless, in the amended 8-K which accompanies this letter, we have changed the terminology to use the term "dismiss" rather than "terminate," and to indicate that Deloitte & Touche was notified of its dismissal on March 15, 2005.

2.

The disclosure in the second paragraph should cover Deloitte & Touche's reports for either of the past two years. As worded, it appears you are only disclosing information about Deloitte & Touche's most recent audit report. Please revise or advise.

We intended the disclosure in the second paragraph to cover each of the past two years. By way of clarification, we have revised the first sentence of paragraph 2

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United States Securities And Exchange Commission
April 1, 2005
Page 2

of the accompanying Form 8-K to speak in terms of "reports," and to insert the words "each of" before the words "the fiscal years."

The Company hereby acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. Should you require further information, please let us know.

Very truly yours,

The Boston Beer Company, Inc.

By: /s/ William F. Urich

William F. Urich
Chief Financial Officer

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